EXHIBIT F-1

                   [Letterhead of Central Maine Power Company]


                                                July 8, 1998


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549


          Re: Application and Declaration on Form U-1 of HoldCo, Inc. and Central Maine Power (File No. 70-9183)

Ladies and Gentlemen:

     I have acted as a counsel to HoldCo, Inc. ("HoldCo") and Central Maine Power Company ("Central Maine") in connection with the preparation of an Application and Declaration on Form U-1 (the "Application") which was filed with the Securities and Exchange Commission (the "Commission") on March 4, 1998, as amended on June 11, 1998 and July 8, 1998. In the Application, HoldCo and Central Maine are seeking an order of Commission under the Public Utility
Holding Company Act of 1935, as amended (the "Act") (i) authorizing HoldCo, pursuant to sections 9(a)(2) and 10 of the Act, to acquire all of the outstanding shares of common stock of Central Maine and indirectly all of Central Maine's interests in Maine Electric Power Company, Aroostook Valley Electric Company and NORVARCO, in connection with the proposed formation of a holding company structure for Central Maine, and (ii) exempting HoldCo and Central Maine, pursuant to Section 3(a)(1) of the Act, from all provisions of the Act, except for Section 9(a)(2) thereof. The holding company structure will be formed upon consummation of a merger (the "Merger") pursuant to an Agreement and Plan of Merger by and among Central Maine, HoldCo and a wholly-owned subsidiary of HoldCo to be formed for the purpose of effecting the transaction (the "Merger Agreement").

     In rendering my opinion, I have examined such agreements, documents, instruments and records as I deemed necessary or appropriate under the circumstances for me to express my opinion. In making all of my examinations, I assumed the genuineness of all signatures, the authenticity of all documents submitted to me as originals, the conformity to the original documents of all documents submitted to me as copies and the due execution and delivery of all documents by any persons or entities other than Central Maine or HoldCo where due execution and delivery by such persons or entities is a prerequisite to the effectiveness of such documents.

     I am a member of the Bar of the State of Maine and am duly qualified to practice in that state. My opinion expressed herein is limited to the laws of the State of Maine and the Federal laws of the United States.

     Based upon and subject to the foregoing, I am of the opinion that:

     1. HoldCo and Central Maine are corporations validly existing under the laws of the State of Maine.

     2. If the transactions contemplated by the Application are consummated as set forth in the Application and in accordance with the Merger Agreement: (i) all laws of the State of Maine applicable to implementation of the transactions contemplated by the Application will have been complied with; (ii) the shares of common stock of HoldCo to be issued in accordance with the Merger Agreement will be legally issued, fully paid and non-assessable, and the holders thereof will be entitled to the rights appertaining thereto set forth in HoldCo's Articles of Incorporation, as amended from time to time; (iii) upon consummation of the transactions contemplated by the Merger Agreement, the outstanding shares of common stock of Central Maine will be owned by HoldCo; and (iv) the consummation of the transactions proposed in the Application will not violate the legal rights of the holders of any securities issued by HoldCo, Central Maine or any associate company thereof.

     I hereby consent to the filing of this letter as an exhibit to the Application.


                                                Very truly yours,



                                                Anne M. Pare